Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Mitchells & Butlers plc

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG and subsidiaries

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary shares

10. Date of transaction

Not advised

11. Date company informed

22 July 2005

12. Total holding following this notification

Not disclosed

13. Total percentage holding of issued class following this notification

Not disclosed

14. Any additional information

Deutsche Bank AG no longer has a notifiable interest in Mitchells & Butlers plc

15. Name of contact and telephone number for queries

M J N Bridge 0121 498 4526

16. Name and signature of authorised company official responsible for making this notification

M J N Bridge

Date of notification

22 July 2005

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